Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the third quarter of fiscal 2024, dated September 3, 2024, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2023, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2023, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Overview of Performance	4
Selected Financial Highlights	7
Business Outlook	8
Financial Review – Earnings	12
Financial Review – Balance Sheet	18
Off-Balance Sheet Arrangements	26
Related Party Transactions	26
Capital Management and Capital Resources	27
Results of Operating Segments	29
Summary of Quarterly Results	31
Non-GAAP and Other Financial Measures	32
Significant Accounting Policies and Use of Estimates and Judgements	34
Controls and Procedures	34
Additional Information	34

VersaBank – Q3 2024 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2023.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q3 2024 MD&A	2

About VersaBank

VersaBank (the “Bank”) adopted an electronic business-to-business model in 1993, becoming (to its knowledge) the world’s first financial institution with a branchless model. It obtains all of its deposits and conducts the majority of its lending digitally through financial intermediaries who subsequently engage with the actual depositors and borrowers. VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing and returns for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

In Canada, the Bank holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). In the United States, the Bank, through its wholly owned subsidiary, VersaBank USA, will hold a national Office of the Comptroller of the Currency (“OCC”) charter following its recently completed acquisition of Stearns Bank Holdingford and is regulated by the OCC (see Subsequent Event below).

In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly-owned subsidiary, DRT Cyber Inc. (“DRTC”).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q3 2024 MD&A	3

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Closing of the acquisition of Stearns Bank Holdingford N.A.

►

In June 2024, the Bank obtained approval from the US Office of the Comptroller of the Currency (the "OCC"), the US Federal Reserve and OSFI (Canada) to acquire Stearns Bank Holdingford N.A. (“SBH”), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. ("SFSI") based in St. Cloud, Minnesota. On August 30, 2024, the Bank, through its wholly owned US subsidiary VersaHoldings US Corp., completed the acquisition, acquiring 100% of the outstanding shares of SBH for cash consideration of approximately US$14.0 million (CA$19.3 million), subject to closing related adjustments. Based in Minnesota, SBH is a fully operational, OCC-chartered national bank, focused on small business lending. Upon closing, SBH was renamed Versabank USA (See Subsequent Event section below).

►	Several factors associated with preparations for the closing of the acquisition of SBH dampened VersaBank’s third quarter fiscal 2024 financial results. In preparation to fund the capital requirements of the US subsidiary following closing of the SBH acquisition, VersaBank maintained higher than typical cash balances. The higher than typical cash balances exacerbated the impact of the temporary dampening of net interest margin that usually occurs when interest rates decline, the result of the lag in the adjustment of the Bank’s term deposit rates. In addition, non-interest expense was higher due to acquisition-related costs, some of which were specific to the third quarter and some of which are being incurred ahead of asset growth and revenue generated by the launch of US Receivable Purchase Program (“RPP”) in the US through VersaBank USA

VersaBank – Q3 2024 MD&A	4

Q3 2024 vs Q3 2023

►

Loans increased 11% to $4.05 billion, driven primarily by continued growth in the Bank’s Point-of-Sale Receivable Purchase Program Loans and Leases (“POS/RPP Financing”) portfolio, which increased 16%;

►	Total revenue increased 1% to $27.0 million and was composed of net interest income of $24.9 million and non-interest income of $2.1 million;
►

NIM was 2.23% compared with 2.57% and NIM on loans was 2.41% compared with 2.69%. The decreases were due primarily to the strong growth of the POS/RPP Financing portfolio (composed of lower risk-weighted, lower yielding but higher Return on Common Equity (“ROCE”) assets than the Bank’s residential land and construction financing portfolio, also known as the Commercial Real Estate, or “CRE”, portfolio), as well as the impact of temporarily elevated GIC (term deposit) rates relative to Government of Canada bonds due to the adjustment lag typically experienced in a decreasing interest rate environment.  The impact of the adjustment lag was exacerbated by the higher cash balances described above. This was offset partially by higher yields earned on the Bank’s lending assets due to the elevated interest rate environment;

►

Recovery of credit losses was $1,000 compared with a provision for credit losses of $171,000 and as a percentage of average loans was 0.00% compared with 0.02%. The Bank’s Provision for credit losses (“PCL”) continues to remain among the lowest of the publicly traded Canadian Schedule 1 (federally licensed) Banks;

►	Non-interest expenses were $13.5 million compared with $12.9 million, with higher acquisition-related costs, some of which were specific to the third quarter and some of which are being incurred ahead of asset growth and revenue generated by the launch of US RPP;
►	Net income decreased 3% to $9.7 million from $10.0 million;
►	Earnings per share (“EPS”) decreased 5% to $0.36 from $0.38;
►	Return on average common equity decreased 152 bps to 9.63% from 11.15%; and,
►	Efficiency ratio for the Digital Banking operations (excluding DRTC) was 46% compared to 43% last year.

Q3 2024 vs Q2 2024

►	Loans increased 1% to $4.05 billion, driven primarily by continued growth of the POS/RPP Financing portfolio, which increased 4%;
►	Total revenue decreased 5% to $27.0 million from $28.5 million and was composed of net interest income of $24.9 million and non-interest income of $2.1 million;
►

NIM was 2.23% compared with 2.45% and NIM on loans was 2.41% compared with 2.52%. The decreases were due primarily to the continued growth of the POS/RPP Financing portfolio (which is composed of lower-risk weighted, lower yielding but higher ROCE assets than the CRE portfolio), the impact of increasing liquidity in anticipation of funding the acquisition and injection of capital into SBH in the fourth quarter, as well as the impact of temporarily elevated GIC (term deposit) rates relative to Government of Canada bonds due to the adjustment lag typically experienced in a decreasing interest rate environment;

VersaBank – Q3 2024 MD&A	5

►	Recovery of credit losses was $1,000 compared with a provision for credit losses of $16,000 and provision for credit losses as a percentage of average loans was 0.00% compared with 0.00%;
►

Non-interest expenses increased 11% to $13.5 million, with higher acquisition-related costs, some of which were specific to the third quarter and some of which are being incurred ahead of asset growth and revenue generated by the launch of US RPP;

►

Net income and earnings per share were $9.7 million and $0.36 per share, respectively, compared with $11.8 million and $0.45 per share, respectively, with the sequential trend reflecting the impact of higher acquisition related costs which lowered the Bank’s NIM to fund the acquisition and reduced the pace of loan origination to manage capital and higher non-interest expense;

►	Return on average common equity decreased 273 bps to 9.63% on lower earnings; and,
►	Efficiency ratio for the Digital Banking operations (excluding DRTC) was 46% compared to 38% last quarter.

Q3 YTD 2024 vs Q3 YTD 2023

►

Total revenue increased 6% to $84.3 million driven by higher net interest income attributable substantially to strong loan growth and higher non-interest income derived from growth in the revenue contribution of DRTC;

►

NIM was 2.38% compared with 2.72% and NIM on loans was 2.58% compared with 2.89%. The decreases were due primarily to the strong growth of the POS/RPP Financing portfolio (composed of lower-risk weighted, lower yielding but higher ROCE assets than the CRE portfolio) and the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, but lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed, as well as the impact of temporarily elevated GIC (term deposit) rates relative to Government of Canada bonds due to the adjustment lag typically experienced in a decreasing interest rate environment;

►	Recovery of credit losses was $112,000 compared with a provision for credit losses of $793,000 last year;
►	Provision for credit losses as a percentage of average loans was 0.00% compared with 0.03% last year;
►	Non-interest expenses decreased 1% to $37.7 million;
►	Net income increased 15% to $34.2 million;
►	Earnings per share increased 17% to $1.29, with the trend reflecting the impact of a lower number of common shares outstanding as a result of the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”) over the course of fiscal 2023;
►	Return on average common equity increased 55 bps to 11.79%; and,
►	Efficiency ratio for the Digital Banking operations (excluding DRTC) was 41% compared to 43% last year.

VersaBank – Q3 2024 MD&A	6

Selected Financial Highlights

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Results of operations
Interest income	$71,646	$60,089	$212,181	$163,245
Net interest income	24,944	24,929	77,754	73,812
Non-interest income	2,052	1,930	6,594	5,650
Total revenue	26,996	26,859	84,348	79,462
Provision for (recovery of) credit losses	(1)	171	(112)	793
Non-interest expenses	13,534	12,879	37,743	37,940
Digital Banking	11,498	10,758	31,927	31,600
DRTC	2,378	2,312	6,834	6,914
Net income	9,705	10,003	34,232	29,683
Income per common share:
Basic	$0.36	$0.38	$1.29	$1.10
Diluted	$0.36	$0.38	$1.29	$1.10
Dividends paid on preferred shares	$247	$247	$741	$741
Dividends paid on common shares	$650	$648	$1,950	$1,962
Yield*	6.40%	6.19%	6.50%	6.02%
Cost of funds*	4.17%	3.62%	4.12%	3.30%
Net interest margin*	2.23%	2.57%	2.38%	2.72%
Net interest margin on loans*	2.41%	2.69%	2.58%	2.89%
Return on average common equity*	9.63%	11.15%	11.79%	11.24%
Book value per common share*	$15.23	$13.55	$15.23	$13.55
Efficiency ratio*	50%	48%	45%	48%
Efficiency ratio - Digital Banking*	46%	43%	41%	43%
Return on average total assets*	0.85%	1.00%	1.03%	1.07%
Provision (recovery) for credit losses as a % of average loans*	0.00%	0.02%	0.00%	0.03%
	as at
Balance Sheet Summary
Cash	$247,983	$87,726	$247,983	$87,726
Securities	153,026	182,944	153,026	182,944
Loans, net of allowance for credit losses	4,049,449	3,661,672	4,049,449	3,661,672
Average loans	4,033,954	3,540,564	3,949,927	3,327,175
Total assets	4,516,436	3,980,845	4,516,436	3,980,845
Deposits	3,821,185	3,328,017	3,821,185	3,328,017
Subordinated notes payable	101,641	101,585	101,641	101,585
Shareholders' equity	408,985	365,043	408,985	365,043
Capital ratios**
Risk-weighted assets	$3,273,524	$3,047,172	$3,273,524	$3,047,172
Common Equity Tier 1 capital	384,496	339,894	384,496	339,894
Total regulatory capital	504,112	460,065	504,112	460,065
Common Equity Tier 1 (CET1) ratio	11.75%	11.15%	11.75%	11.15%
Tier 1 capital ratio	12.16%	11.60%	12.16%	11.60%
Total capital ratio	15.40%	15.10%	15.40%	15.10%
Leverage ratio	8.54%	8.53%	8.54%	8.53%

* See definition in "Non-GAAP and Other Financial Measures" section below.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q3 2024 MD&A	7

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US in which its innovative, value- added, business-to-business (B2B) digital banking products command more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management is closely monitoring geo-political, economic and financial market risk precipitated by current wars or conflicts and major national and international events, their potential impact on VersaBank’s business. At this time, management has not identified any material adverse direct or indirect risk exposure to VersaBank resulting from these risks but will continue to assess the relevant data and information as it becomes available.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

US Operations

►

On August 30, 2024, VersaBank, through its wholly owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of SBH, for cash consideration of approximately US$14.0 million (CA$19.3 million), subject to post closing related adjustments. Under the acquisition, VersaBank acquired US$61.1 million in assets and assumed US$54.1 million in deposits and other liabilities and renamed SBH as VersaBank USA.  VersaBank USA holds a national license. The acquisition will provide the Bank with access to US deposits to support the growth of its Receivable Purchase Program business, which the Bank launched in the US in Fiscal 2022.  The acquisition is expected to be accretive to the Bank’s earnings per share within the first year after closing; and, VersaBank USA was well capitalized, as per the OCC’s definition of same, with a Total Capital ratio in excess of 10% as of August 30, 2024.

Lending Assets

►

Canadian Point-of-Sale Financing: Consumer spending and business investment in Canada are expected to remain steady over the course of fiscal 2024 and into the start of fiscal 2025 following modest contraction in growth the prior year with the impact of higher interest rates, inflationary pressures (albeit moderated from those recently) and a softening labour market still countering GDP growth. Management, however, is seeing a slightly greater impact of the elevated interest rate environment and softness in the consumer spending on the POS/RPP Financing portfolio volumes. It remains management’s view that the impact of the continued softness in consumer spending on the Bank’s POS/RPP Financing portfolio in fiscal 2024 will be mitigated by the onboarding of new origination partners and the continued expansion of business with existing partners over the balance of the year and into fiscal 2025. As a result, management expects to see continued growth in the Canadian POS/RPP Financing portfolio in the final quarter of fiscal 2024;

VersaBank – Q3 2024 MD&A	8

►

US Receivable Purchase Program (“RPP”): Despite higher interest rates and continuing inflationary pressures in the US, the US labour market remains resilient, which, combined with the broad expectation that the US Federal Reserve’s tightening cycle has come to an end will continue to support consumer spending. Management views the current trajectory of the US economy to be favourable in the context of continued, stable demand for durable goods due primarily to enduring consumption. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support healthy demand in the Bank’s RPP portfolio over the remainder of fiscal 2024 and into the next fiscal year, which would be expected to contribute meaningful additional growth through VersaBank USA to broadly launch its RPP business; and,

►

Commercial Real Estate (Business-to-Business Loans with Credit Risk Exposure Predominantly Related to Residential Properties): Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s CRE portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE exposures due to volatility in CRE asset valuations and the potential impact of higher interest rates on borrowers’ ability to service debt. While management has and will continue to focus on multi-family insured mortgages in fiscal 2024, it is also anticipated that the Bank’s CRE portfolio asset mix will continue to transition into lower risk weighted insured assets that will drive moderate portfolio growth in fiscal 2024.

Credit Quality

►

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile due primarily to the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements; and,

►

Based on available forward-looking macroeconomic and industry data (as described above), as well as the Bank’s historical credit experience, current underwriting governance, and general expectations for credit performance, management anticipates that the existing level of credit risk in its portfolio may increase modestly during fiscal 2024 and into fiscal 2025 due primarily to any economic softness and elevated interest rate environments in Canada and/or the US and the ability of consumers and businesses to service debt in such an environment. Further, management expects that the lower risk profile of VersaBank’s unique business to business lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will contribute to mitigating any modest increases in forward credit risk in the Bank’s lending portfolio.

VersaBank – Q3 2024 MD&A	9

Funding and Liquidity

►

Management expects that commercial deposits raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will continue to grow throughout fiscal 2024 and into fiscal 2025 due primarily to higher volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, attributable primarily to the impact of current economic conditions. In addition, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding, providing access to ample reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance;

►

Management believes that VersaBank has one of the lowest liquidity risk profiles among North American banks attributable to the quality, stability and stickiness of its deposit base. VersaBank’s Canadian deposits are sourced through existing, third-party distribution channels, specifically wealth management firms that distribute the Bank’s term deposit products and Licensed Insolvency Trustee firms that invest in the Bank’s demand and term deposit products. Currently, the Bank does not accept deposits directly from individuals and does not offer high interest-bearing demand deposit products that are accessible to the public via the internet. With the acquisition of SBH, the Bank will assume US deposits of approximately US$54.1 million (CA$74.7 million), which would include balances from individuals directly, however this would only represent approximately 2% of the Bank’s total deposits; and,

►

Aside from the recent funding activities to support the acquisition of SBH, liquidity levels are expected to remain reasonably consistent throughout fiscal 2024 and management anticipates this trend to continue for the remainder of fiscal 2024 and into the start of fiscal 2025 as the Bank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Earnings and Capital

►

Earnings growth for the remainder of fiscal 2024 and into the start of fiscal 2025 is expected to be a function primarily of anticipated organic balance sheet growth from its existing Digital Banking operations, specifically, continued expansion of the Bank’s POS/RPP Financing and RPP portfolios in Canada and the US, respectively.  Following the acquisition of SBH, the Bank anticipates modest accretive earnings growth from the assets acquired and increased RPP lending through SBH. Digital Banking’s Canadian operations will continue to benefit from the operating leverage inherent in its branchless, business-to-business model, as well as incremental contributions from DRTC;

►

Net interest income growth for the remainder of fiscal 2024 and into the start of fiscal 2025 is expected to be a function primarily of continued expansion of the Bank’s POS/RPP Financing and RPP portfolios in Canada and the US, respectively, disciplined liquidity management and the expectation that growth in the TIB program in fiscal 2024 and further expansion of the Bank’s diverse deposit broker network should have a favourable impact on cost of funds although the Bank expects that it could see more volatility in NIM due to the dynamics of the term deposit market;

VersaBank – Q3 2024 MD&A	10

►	Non-interest income growth for fiscal 2024 and into the start of fiscal 2025 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

►

VersaBank’s capital ratios remain comfortably in excess of management’s limits, as well as regulatory minimums and expectations. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate balance sheet growth contemplated for fiscal 2024 and into 2025.  However, management believes that demand for its POS/RPP Financing solution, which was recently launched in the United States, could exceed the Bank's lending capacity under its current capital ratios and, accordingly, will monitor the capital markets for the option to raise additional regulatory capital on attractive terms to capitalize on this opportunity in a manner that would be accretive to earnings; and,

►

Management does not anticipate increasing VersaBank’s dividends over the course of fiscal 2024 to ensure that it continues to have adequate regulatory capital available to support contemplated balance sheet growth, as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above due to a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts and the impact of outbreaks of disease or illness that affect local, national or international economies. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Q3 2024 MD&A	11

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, for the quarter ended July 31, 2024 increased 1% to $27.0 million compared with the same period a year ago and decreased 5% compared with last quarter. Total revenue for the nine months ended July 31, 2024 increased 6% to $84.3 million compared with the same period a year ago.

Net Interest Income

(thousands of Canadian dollars)
	For the three months ended:						For the nine months ended:
	July 31	April 30			July 31		July 31	July 31
	2024	2024	Change		2023	Change	2024	2023	Change

Interest income
Point-of-sale loans and leases	$48,775	$47,414	3%		$38,013	28%	$141,761	$104,230	36%
Commercial real estate mortgages	17,347	18,191	(5%	)	17,705	(2% )	54,553	48,073	13%
Commercial real estate loans	154	155	(1%	)	161	(4% )	443	503	(12% )
Public sector and other financing	338	336	1%		327	3%	1,029	959	7%
Other	5,032	5,147	(2%	)	3,883	30%	14,395	9,480	52%
Interest income	$71,646	$71,243	1%		$60,089	19%	$212,181	$163,245	30%

Interest expense
Deposit and other	$45,357	$43,469	4%		$33,725	34%	$130,097	$85,100	53%
Subordinated notes	1,345	1,532	(12%	)	1,435	(6% )	4,330	4,333	0%
Interest expense	$46,702	$45,001	4%		$35,160	33%	$134,427	$89,433	50%

Net interest income	$24,944	$26,242	(5%	)	$24,929	0%	$77,754	$73,812	5%

Non-interest income	$2,052	$2,259	(9%	)	$1,930	6%	$6,594	$5,650	17%

Total revenue	$26,996	$28,501	(5%	)	$26,859	1%	$84,348	$79,462	6%

Q3 2024 vs Q3 2023

Net interest income increased marginally to $24.9 million due primarily to:

►	Higher interest income attributable to continued POS/RPP lending asset growth and higher overall yields consistent with the elevated interest rate environment.

Offset partially by:

►	Lower CRE lending asset balance in the current quarter due to timing of loan origination;
►

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

VersaBank – Q3 2024 MD&A	12

►

Higher interest expense attributable to higher deposit balances to fund balance sheet growth across each of its lines of business and the acquisition of SBH, as well as higher cost of funds consistent with the elevated interest rate environment.

Q3 2024 vs Q2 2024

Net interest income decreased 5% due primarily to:

►	Lower CRE lending asset balance in the current quarter due to timing of loan origination;
►

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

►

Higher interest expense attributable to higher deposit balances to fund balance sheet growth across each of its lines of business and the acquisition of SBH, as well as higher cost of funds consistent with the elevated interest rate environment.

Offset partially by:

►	Higher interest income attributable to continued POS/RPP lending asset growth.

Q3 YTD 2024 vs Q3 YTD 2023

Net interest income increased 5% due primarily to:

►	Higher interest income attributable to continued POS/RPP lending asset growth and higher yields consistent with the elevated interest rate environment.

Offset partially by:

►	Lower CRE lending asset balance due to timing of loan origination;
►

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

►	Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the elevated interest rate environment.

VersaBank – Q3 2024 MD&A	13

Net Interest Margin

(thousands of Canadian dollars)
	For the three months ended:						For the nine months ended:
	July 31	April 30			July 31		July 31	July 31
	2024	2024	Change		2023	Change	2024	2023	Change

Interest income	$71,646	$71,243	1%		$60,089	19%	$212,181	$163,245	30%
Interest expense	46,702	45,001	4%		35,160	33%	134,427	89,433	50%
Net interest income	24,944	26,242	(5%	)	24,929	0%	77,754	73,812	5%

Average assets	$4,452,378	$4,348,978	2%		$3,855,119	15%	$4,359,023	$3,623,422	20%
Yield*	6.40%	6.66%	(4%	)	6.19%	3%	6.50%	6.02%	8%
Cost of funds*	4.17%	4.21%	(1%	)	3.62%	15%	4.12%	3.30%	25%
Net interest margin*	2.23%	2.45%	(9%	)	2.57%	(13% )	2.38%	2.72%	(13% )

Average gross loans	$4,014,653	$3,982,164	1%		$3,525,286	14%	$3,931,191	$3,312,781	19%
Net interest margin on loans*	2.41%	2.52%	(4%	)	2.69%	(10% )	2.58%	2.89%	(11% )

* See definition in "Non-GAAP and Other Financial Measures" section below.

Q3 2024 vs Q3 2023

Net interest margin decreased 34 bps due primarily to:

►	Continued growth in the POS/RPP Financing portfolio, which is composed of lower risk-weighted, lower yielding assets;
►

Lower CRE lending asset balance and the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed;

►	Higher cost of funds due to higher rates on term deposits which also increased to fund balance sheet growth across each of its lines of business and the acquisition of SBH; and,
►	The impact of temporarily elevated GIC (term deposit) rates relative to Government of Canada bonds due to the adjustment lag typically experienced in a decreasing interest rate environment.

Offset partially by:

►	Higher yields earned on the Bank’s lending and treasury assets, generally, due primarily to the elevated interest rate environment.

Q3 2024 vs Q2 2024

Net interest margin decreased 22 bps due primarily to:

►	Continuing growth in the POS/RPP Financing portfolio which is composed of lower risk-weighted, lower yielding assets;
►

Lower CRE lending asset balance and the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed;

►	Higher cost of funds attributable to higher rates paid on term deposits during the quarter amidst higher rates in the term deposit market in Canada; and,
►	The impact of temporarily elevated GIC (term deposit) rates relative to Government of Canada bonds due to the adjustment lag typically experienced in a decreasing interest rate environment.

VersaBank – Q3 2024 MD&A	14

Offset partially by:

►	Higher yields earned on the Bank’s lending and treasury assets. While interest income increased 1%, the growth was dampened by timing of expected loan originations.

Q3 YTD 2024 vs Q3 YTD 2023

Net interest margin decreased 34 bps due primarily to the trends noted in the quarterly results above.

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC which includes the gross profit of Digital Boundary Group (“DBG”), as well as income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter ended July 31, 2024 was $2.1 million compared with $1.9 million for the same period a year ago and $2.3 million last quarter and was composed substantially of the consolidated gross profit of DBG. The year-over-year and quarter-over-quarter trends were a function primarily of the timing of client engagements.

Non-interest income for the nine months ended July 31, 2024 was $6.6 million compared with $5.7 million for the same period a year ago. The year-over-year trend was due primarily to increased client engagements in the current year

Provision for Credit Losses

(thousands of Canadian dollars)
	For the three months ended:			For the nine months ended:
	July 31	April 30	July 31	July 31	July 31
	2024	2024	2023	2024	2023

Provision for (recovery of) credit losses:
Point-of-sale loans and leases	$358	$142	$19	$465	$101
Commercial real estate mortgages	(342)	(164)	139	(622)	619
Commercial real estate loans	1	3	(9)	17	(4)
Public sector and other financing	(18)	35	22	28	77
Provision for (recovery of) credit losses	$(1)	$16	$171	$(112)	$793

Q3 2024 vs Q3 2023

VersaBank recorded a recovery of credit losses in the amount of $1,000 in the current quarter compared with a provision for credit losses in the amount of $171,000 last year due primarily to:

►	Changes in the forward-looking information used by the Bank in its credit risk models; and,

VersaBank – Q3 2024 MD&A	15

►	A recalibration of the Bank’s calculation in the POS/RPP Financing portfolio to align more closely with empirical data and general credit performance.

Q3 2024 vs Q2 2024

VersaBank recorded a recovery of credit losses in the amount of $1,000 in the current quarter compared with a provision for credit losses in the amount of $16,000 last quarter due primarily to:

►	Changes in the forward-looking information used by the Bank in its credit risk models.

Q3 YTD 2024 vs Q3 YTD 2023

VersaBank recorded a recovery of credit losses in the amount of $112,000 compared with a provision for credit losses in the amount of $793,000 last year due primarily to:

►	Changes in the forward-looking information used by the Bank in its credit risk models; and,
►	A recalibration of the calculation in the POS/RPP Financing portfolio to align more closely with empirical data and general credit performance.

Non-Interest Expenses

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2024	2024	Change	2023	Change	2024	2023	Change

Salaries and benefits	$7,507	$7,409	1%	$7,453	1%	$21,454	$24,139	(11%	)
General and administrative	4,833	3,557	36%	4,446	9%	12,723	10,888	17%
Premises and equipment	1,194	1,219	(2% )	980	22%	3,566	2,913	22%
Total non-interest expenses	$13,534	$12,185	11%	$12,879	5%	$37,743	$37,940	(1%	)

Efficiency Ratio	50%	43%	17%	48%	4%	45%	48%	(6%	)

Q3 2024 vs Q3 2023

Non-interest expenses increased 5% to $13.5 million due primarily to:

►	Prior year favourable adjustment to capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations; and,
►

Higher general operating costs consistent with increased business activities, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA.

Offset partially by:

►	Lower professional fees related primarily to the advancement of the regulatory approval process for the Bank’s proposed acquisition of a US bank.

VersaBank – Q3 2024 MD&A	16

Q3 2024 vs Q2 2024

Non-interest expenses increased 11% due primarily to:

►	Higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank;
►	Adjustments in compensation obligations in the comparable quarter; and,
►

Higher general operating costs consistent with increased business activities, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA.

Q3 YTD 2024 vs Q3 YTD 2023

Non-interest expenses decreased 1% due primarily to:

►	Lower general annual compensation adjustments; and,
►	Lower professional fees related primarily to the advancement of the regulatory approval process for the Bank’s proposed acquisition of a US bank.

Offset partially by:

►	Prior year favourable adjustment to capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations; and,
►

Higher general operating costs consistent with increased business activities, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA.

Income Tax Provision

VersaBank’s year to date effective tax rate is approximately 27% compared with approximately 27% for fiscal 2023.The Bank’s effective tax rate in the current year was due primarily to the impact of deferred tax assets recognized in the current period associated with tax loss carry forwards which are anticipated to be applied to future taxable earnings and lower non-deductible expenses associated with employee stock options, which were issued as part of the Bank’s employee retention program in early fiscal 2022. Provision for income taxes for the current quarter was $3.8 million compared with $3.8 million for the same period a year ago and $4.5 million last quarter. Provision for income taxes for the nine months ended July 31, 2024 was $12.5 million compared with $11.0 million for the same period a year ago.

VersaBank – Q3 2024 MD&A	17

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2024	2024	Change	2023	Change

Total assets	$4,516,436	$4,388,320	3%	$3,980,845	13%
Cash and securities	401,009	302,577	33%	270,670	48%
Loans, net of allowance for credit losses	4,049,449	4,018,458	1%	3,661,672	11%
Deposits	3,821,185	3,693,495	3%	3,328,017	15%

Total Assets

Total assets as at July 31, 2024, were $4.52 billion compared with $3.98 billion a year ago and $4.39 billion last quarter. The year-over-year and sequential increases were due primarily to growth in VersaBank’s POS/RPP Financing portfolio. The modest sequential asset growth reflects the seasonality in the POS/RPP Financing portfolio and the impact of softness in the Canadian economy and elevated interest rates.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes as at July 31, 2024 were $401.0 million or 9% of total assets, compared with $270.7 million, or 7% of total assets, a year ago and $302.6 million, or 7% of total assets, last quarter. The year-over-year and sequential trends were primarily attributable to the anticipated funding related to the acquisition of SBH.

VersaBank – Q3 2024 MD&A	18

As at July 31, 2024, the Bank held securities totalling $153.0 million (October 31, 2023 - $167.9 million), including accrued interest, comprised of a Government of Canada Treasury Bill for $150.0 million with a face value of $150.0 million at maturity on August 1, 2024, yielding 4.51%, and a Government of Canada Bond for $3.0 million with a face value totaling $3.0 million, yielding 4.76%, with a 3.75% coupon and maturing on May 1, 2025.

Loans

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2024	2024	Change	2023	Change

Point-of-sale loans and leases	$3,228,354	$3,114,024	4%	$2,776,126	16%
Commercial real estate mortgages	736,345	819,853	(10% )	810,630	(9% )
Commercial real estate loans	8,523	8,612	(1% )	9,298	(8% )
Public sector and other financing	56,923	56,671	0%	49,627	15%
	4,030,145	3,999,160	1%	3,645,681	11%

Allowance for credit losses	(2,401)	(2,402)		(2,697)
Accrued interest	21,705	21,700		18,688

Total loans, net of allowance for credit losses	$4,049,449	$4,018,458	1%	$3,661,672	11%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases Receivable Purchase Program (“POS/RPP Financing”) asset category is composed of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s network of origination and servicing partners in Canada and the US as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, CMHC Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority (approximately 93% as at July 31, 2024) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

VersaBank – Q3 2024 MD&A	19

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

Q3 2024 vs Q3 2023

Loans increased 11% to $4.05 billion due primarily to:

►	Higher POS/RPP Financing balances, which increased 16% year-over-year due primarily to consistent strong demand for home improvement/HVAC receivable financing.

Offset partially by:

►	Lower commercial lending balances due to timing of loan originations.

Q3 2024 vs Q2 2024

Loans increased 1% due primarily to:

►	Higher POS/RPP Financing balances, which increased 4% sequentially.

Offset partially by:

►	Lower commercial lending balances due to timing of loan originations.

Residential Mortgage Exposures

In accordance with the OSFI Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at July 31, 2024 was $4.2 million compared with $4.3 million a year ago and $4.2 million last quarter. The Bank does not currently offer residential mortgages to the public. The Bank did not have any HELOCs outstanding at July 31, 2024, last quarter or a year ago.

VersaBank – Q3 2024 MD&A	20

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners in order to ensure that management maintains good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s Stage 2 grouping. While there is elevated credit risk in the Bank’s POS/RPP Financing portfolio as at the measurement date, management does not believe that this represents significant increase in credit risk in that portfolio and the majority of this portfolio remains in Stage 1. Impaired loans require recognition of lifetime losses and is reflected in the Stage 3 grouping.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2024	2024	Change	2023	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$565	$207	173%	$646	(13%	)
Commercial real estate mortgages	1,600	1,942	(18% )	1,906	(16%	)
Commercial real estate loans	59	58	2%	50	18%
Public sector and other financing	177	195	(9% )	95	86%
Total ECL allowance	$2,401	$2,402	0%	$2,697	(11%	)

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2024	2024	Change	2023	Change

ECL allowance by stage:
ECL allowance stage 1	$2,002	$2,093	(4% )	$2,425	(17%	)
ECL allowance stage 2	399	309	29%	272	47%
ECL allowance stage 3	-	-		-
Total ECL allowance	$2,401	$2,402	0%	$2,697	(11%	)

Q3 2024 vs Q3 2023

VersaBank’s ECL allowance as at July 31, 2024, was $2.40 million compared with $2.70 million a year ago due primarily to:

►	Changes in the forward-looking information used by the Bank in its credit risk models; and,

VersaBank – Q3 2024 MD&A	21

►	A recalibration of the Bank’s calculation in the POS/RPP Financing portfolio to align more closely with empirical data and general credit performance.

Q3 2024 vs Q2 2024

VersaBank’s ECL allowance as at July 31, 2024, was $2.40 million compared with $2.40 million last quarter.

Forward-looking information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving Moody’s Analytics’ baseline macroeconomic forecast trends this quarter include: the Bank of Canada cutting interest rates at its September and December policy meetings; the Canadian economy returning to modest growth in late 2024 and early 2025 and inflation approaching the Bank of Canada’s target by the end of 2024; elevated debt service obligations strain household finances but result in only modest loan deterioration; high financing costs and low sales volumes cause home prices to contract until the end of the 2024 when falling interest rates help rejuvenate demand; the various military conflicts continue but do not escalate to other regional powers; supply-chain bottlenecks continue to ease which aids in moderating inflation; outbreaks of disease or illness have very little economic impact; and global oil prices stabilize with West Texas Intermediate in the low US $80 per barrel range until early 2025.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2024 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

VersaBank – Q3 2024 MD&A	22

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2024:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL	Upside		Baseline		Downside

Allowance for expected credit losses	$2,401	$1,574		$1,867		$2,570
Variance from reported ECL		(827)		(534)		169
Variance from reported ECL (%)		(34%	)	(22%	)	7%

The uncertainty associated with the directionality, velocity and magnitude of both interest rates and inflation as well as the general uncertainty associated with the broader Canadian and US economies may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential future losses.

VersaBank – Q3 2024 MD&A	23

Deposits

VersaBank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS/RPP Financing origination partners that are classified as other liabilities.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2024	2024	Change	2023	Change

Commercial deposits	$706,918	$672,382	5%	$603,583	17%
Personal deposits	3,114,267	3,021,113	3%	2,724,434	14%
Total deposits	$3,821,185	$3,693,495	3%	$3,328,017	15%

Personal deposits, consisting principally of guaranteed investment certificates, are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to Licensed Insolvency Trustee firms (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software platforms for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Substantially all of the Bank’s Personal and Commercial deposits sourced through these channels are eligible for CDIC insurance.

Q3 2024 vs Q3 2023

Deposits increased 15% to $3.8 billion due primarily to:

►	Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth and the funding related to the acquisition of SBH; and,
►	Higher commercial deposits attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings in the current year.

Q3 2024 vs Q2 2024

Deposits increased 3% due primarily to the variables and trends set out above.

VersaBank – Q3 2024 MD&A	24

Subordinated Notes Payable

(thousands of Canadian dollars)
	July 31	April 30	July 31
	2024	2024	2023

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031.	$101,641	$101,108	$96,669

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, fixed effective interest rate of 10.41%, maturing March 2029.	-	-	4,916

	$101,641	$101,108	$101,585

Subordinated notes payable, net of issue costs, were $101.6 million as at July 31, 2024, compared with $101.6 million a year ago and $101.1 million last quarter. The year-over-year trend was a function primarily attributable to the change in the USD/CAD foreign exchange spot rate related to the US $75.0 million subordinated note, offset by the Bank redeeming its $5.0 million, unsecured, non-viability contingent capital compliant, subordinate note payable on April 30, 2024, using the Bank’s general funds. The sequential trend reflects the change in the USD/CAD foreign exchange spot rate.

Shareholders’ Equity

Shareholders’ equity was $409.0 million as at July 31, 2024, compared with $365.0 million a year ago and $400.1 million last quarter.

At July 31, 2024, there were 25,964,424 common shares outstanding compared with 25,924,424 common shares outstanding a year ago and 25,964,424 common shares outstanding last quarter.

Q3 2024 vs Q3 2023 vs Q2 2024

Shareholders’ equity increased 12% compared with a year ago and 2% compared with last quarter due primarily to higher retained earnings attributable to net income earned over the course of the year, offset partially by payment of dividends and for the year-over-year trend the purchase and cancellation of common shares through the Bank’s NCIB during fiscal 2023.

VersaBank’s book value per common share as at July 31, 2024 was $15.23 compared with $13.55 a year ago and $14.88 last quarter. The year-over-year and sequential increases were due primarily to higher retained earnings attributable to net income earned in the current quarter offset partially by the payment of dividends over the same period. The year-over-year trend also reflects impact of the purchase and cancellation of common shares through the Bank’s NCIB during fiscal 2023.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

VersaBank – Q3 2024 MD&A	25

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $72,000 compared with $192,000 for the same period a year ago and $72,000 last quarter, relating to the estimated fair value of stock options granted. The recognized compensation expense for the nine-month period ended July 31, 2024, totaled $276,000 compared with $727,000 for the same period a year ago. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at September 3, 2024, there were no changes since July 31, 2024 in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Off-Balance Sheet Arrangements

As at July 31, 2024, VersaBank had an outstanding interest rate derivative contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $22.4 million that qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market.

As at July 31, 2024, VersaBank did not have any significant off-balance sheet arrangements other than an interest rate swap contract, loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s Board of Directors and senior executive officers represent key management personnel. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q3 2024 MD&A	26

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2024	2024	Change	2023	Change

Common Equity Tier 1 capital	$384,496	$375,153	2%	$339,894	13%

Total Tier 1 capital	$398,143	$388,800	2%	$353,541	13%

Total Tier 2 capital	$105,969	$105,497	0%	$106,524	(1% )

Total regulatory capital	$504,112	$494,297	2%	$460,065	10%

Total risk-weighted assets	$3,273,524	$3,224,822	2%	$3,047,172	7%
Capital ratios
CET1 capital ratio	11.75%	11.63%	1%	11.15%	5%
Tier 1 capital ratio	12.16%	12.06%	1%	11.60%	5%
Total capital ratio	15.40%	15.33%	0%	15.10%	2%
Leverage ratio	8.54%	8.55%	0%	8.53%	0%

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared with requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The year-over-year and sequential trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratio were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB, and changes to VersaBank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 15 to VersaBank’s July 31, 2024, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2023.

VersaBank – Q3 2024 MD&A	27

Liquidity

The unaudited Consolidated Statement of Cash Flows for the nine months ended July 31, 2024, shows cash provided by operations in the amount of $119.4 million compared with cash provided by operations in the amount of $65.0 million for the same period last year. The trend in the current period was due primarily to the inflows from operations and deposits raised exceeding outflows to fund loans. The comparative period trend was due primarily to the cash outflows to fund loans exceeding the cash inflows from operations and deposits raised. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, VersaBank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at July 31, 2024, the duration difference between assets and liabilities was (2.8) months compared with (2.0) months as at October 31, 2023. As at July 31, 2024, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	July 31, 2024		October 31, 2023
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,444	$(5,457)	$4,046	$(4,059)

Duration difference between assets and liabilities (months)	(2.8)		(2.0)

Contractual Obligations

As at July 31, 2024, VersaBank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $22.8 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2023.

VersaBank – Q3 2024 MD&A	28

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	July 31, 2024				July 31, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$24,944	$-	$-	$24,944	$24,929	$-	$-	$24,929
Non-interest income	175	2,219	(342)	2,052	101	2,020	(191)	1,930
Total revenue	25,119	2,219	(342)	26,996	25,030	2,020	(191)	26,859

Provision for (recovery of) credit losses	(1)	-	-	(1)	171	-	-	171
	25,120	2,219	(342)	26,997	24,859	2,020	(191)	26,688

Non-interest expenses:
Salaries and benefits	5,945	1,562	-	7,507	5,891	1,562	-	7,453
General and administrative	4,729	446	(342)	4,833	4,257	380	(191)	4,446
Premises and equipment	824	370	-	1,194	610	370	-	980
	11,498	2,378	(342)	13,534	10,758	2,312	(191)	12,879

Income (loss) before income taxes	13,622	(159)	-	13,463	14,101	(292)	-	13,809

Income tax provision	3,811	(53)	-	3,758	3,999	(193)	-	3,806

Net income (loss)	$9,811	$(106)	$-	$9,705	$10,102	$(99)	$-	$10,003

Total assets	$4,507,158	$27,285	$(18,007)	$4,516,436	$3,971,781	$25,485	$(16,421)	$3,980,845

Total liabilities	$4,102,239	$29,471	$(24,259)	$4,107,451	$3,609,832	$29,123	$(23,153)	$3,615,802

(thousands of Canadian dollars)
for the nine months ended	July 31, 2024				July 31, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$77,754	$-	$-	$77,754	$73,812	$-	$-	$73,812
Non-interest income	557	7,055	(1,018)	6,594	225	5,999	(574)	5,650
Total revenue	78,311	7,055	(1,018)	84,348	74,037	5,999	(574)	79,462

Provision for (recovery of) credit losses	(112)	-	-	(112)	793	-	-	793
	78,423	7,055	(1,018)	84,460	73,244	5,999	(574)	78,669

Non-interest expenses:
Salaries and benefits	17,040	4,414	-	21,454	19,505	4,634	-	24,139
General and administrative	12,450	1,291	(1,018)	12,723	10,250	1,212	(574)	10,888
Premises and equipment	2,437	1,129	-	3,566	1,845	1,068	-	2,913
	31,927	6,834	(1,018)	37,743	31,600	6,914	(574)	37,940

Income (loss) before income taxes	46,496	221	-	46,717	41,644	(915)	-	40,729

Income tax provision	12,431	54	-	12,485	11,779	(733)	-	11,046

Net income (loss)	$34,065	$167	$-	$34,232	$29,865	$(182)	$-	$29,683

Total assets	$4,507,158	$27,285	$(18,007)	$4,516,436	$3,971,781	$25,485	$(16,421)	$3,980,845

Total liabilities	$4,102,239	$29,471	$(24,259)	$4,107,451	$3,609,832	$29,123	$(23,153)	$3,615,802

Digital Banking Operations

Q3 2024 vs Q3 2023

Net income decreased 3% to $9.8 million due primarily to higher non-interest expenses, offset partially by higher revenue and lower provision for credit losses.

VersaBank – Q3 2024 MD&A	29

Q3 2024 vs Q2 2024

Net income decreased 18% due primarily to lower revenues and higher non-interest expenses.

Q3 YTD 2024 vs Q3 YTD 2023

Net income increased 14% due primarily to higher revenues attributable to strong loan growth, a recovery of credit losses, offset partially by higher non-interest expenses.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q3 2024 vs Q3 2023

DRTC reported a net loss of $106,000 compared with net loss of $99,000, due primarily to tax provision adjustments, offset partially by higher revenues attributable to higher gross profit from DBG and intercorporate cybersecurity services provided to Digital Banking.

DBG revenue increased 8% to $2.5 million and gross profit increased 5% to $1.9 million due primarily to higher service engagements in the current quarter.

Q3 2024 vs Q2 2024

DRTC reported a net loss of $106,000 compared with net loss of $162,000 attributable primarily to lower non-interest expenses, offset partially by lower revenues and gross profit from DBG in the current quarter.

DRTC’s DBG services revenue and gross profit decreased 8% and 6%, respectively, due primarily to lower service engagements in the current quarter.

Q3 YTD 2024 vs Q3 YTD 2023

DRTC recorded net income of $167,000 compared with a net loss of $182,000 attributable primarily to higher revenues and gross profit from DBG, higher intercorporate cybersecurity services provided to Digital Banking and lower non-interest expenses.

DRTC’s DBG services revenue and gross profit were 13% and 13%, respectively..

VersaBank – Q3 2024 MD&A	30

Summary of Quarterly Results

(thousands of Canadian dollars,
except per share amounts)	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Results of operations:
Interest income	$71,646	$71,243	$69,292	$66,089	$60,089	$53,595	$49,561	$42,072
Yield on assets (%)	6.40%	6.66%	6.47%	6.40%	6.19%	6.05%	5.78%	5.26%
Interest expense	46,702	45,001	42,724	39,850	35,160	28,986	25,287	19,595
Cost of funds (%)	4.17%	4.21%	3.99%	3.86%	3.62%	3.27%	2.95%	2.45%
Net interest income	24,944	26,242	26,568	26,239	24,929	24,609	24,274	22,477
Net interest margin (%)	2.23%	2.45%	2.48%	2.54%	2.57%	2.78%	2.83%	2.81%
Net interest margin on loans (%)	2.41%	2.52%	2.63%	2.69%	2.69%	2.99%	3.03%	3.03%
Non-interest income	2,052	2,259	2,283	2,934	1,930	2,076	1,644	1,775
Total revenue	26,996	28,501	28,851	29,173	26,859	26,685	25,918	24,252
Provision for (recovery of) credit losses	(1)	16	(127)	(184)	171	237	385	205
Non-interest expenses	13,534	12,185	12,024	12,441	12,879	12,726	12,335	13,774
Efficiency ratio	50%	43%	42%	43%	48%	48%	48%	57%
Efficiency ratio - Digital Banking	46%	38%	40%	45%	43%	43%	42%	51%
Tax provision	3,758	4,472	4,255	4,437	3,806	3,459	3,781	3,844
Net income	$9,705	$11,828	$12,699	$12,479	$10,003	$10,263	$9,417	$6,429
Income per share
Basic	$0.36	$0.45	$0.48	$0.47	$0.38	$0.38	$0.34	$0.23
Diluted	$0.36	$0.45	$0.48	$0.47	$0.38	$0.38	$0.34	$0.23
Return on average common equity	9.63%	12.36%	13.41%	13.58%	11.15%	12.07%	10.79%	7.32%
Return on average total assets	0.85%	1.08%	1.16%	1.19%	1.00%	1.13%	1.07%	0.77%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s sequential performance trends for the current reporting period were:

►	Lending asset growth attributable to continued growth in the POS/RPP Financing portfolio;
►

Lower NIM attributable primarily to lower yields earned on the Bank’s lending assets and higher cost of funds (with higher cost of funds over the most recent 12 months due largely to higher rates on term deposits);

►	Provision for credit losses trend attributable primarily to changes in the forward-looking information used by the Bank in its credit risk models; and,
►

Higher non-interest expense attributable primarily to higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank, a favourable adjustment in compensation obligations in the comparable quarter and higher general operating costs consistent with increased business activities.

Subsequent Event

Acquisition of Stearns Bank Holdingford, N.A.

On August 30, 2024 the Bank through its wholly owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of shares of Minnesota-based SBH, a privately held, wholly owned subsidiary of "SFSI" based in St. Cloud, Minnesota, for cash consideration of approximately US$14.0 million (CA$19.3 million), subject to closing related adjustments. SBH is a fully operational, OCC-chartered national bank, focused on small business lending. The acquisition follows the approval for acquisition received in June 2024 from OSFI, as well as the US’s OCC and the US Federal Reserve.

VersaBank – Q3 2024 MD&A	31

Upon the close of the share acquisition of SBH, the Bank acquired approximately US$61.1 million in assets and assumed approximately US$54.1 million in deposits and other liabilities and renamed SBH as VersaBank USA.  The acquisition will provide the Bank with access to U.S. deposits to support the growth of its Receivable Purchase Program business, which the Bank launched in Fiscal 2022.  The acquisition is expected to be accretive to the Bank’s earnings per share within the first year after closing; and, VersaBank USA was well capitalized, as per the OCC’s definition of same, with a Total Capital ratio in excess of 10% as at August 30, 2024.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

(unaudited)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2024	2023	2024	2023
Return on average common equity
Net income	$9,705	$10,003	$34,232	$29,683
Preferred share dividends	(247)	(247)	(741)	(741)
Adjusted net income	9,458	9,756	33,491	28,942
Annualized adjusted net income	37,626	38,706	44,736	38,695
Average common equity	$390,898	$347,135	$379,425	$344,213
Return on average common equity	9.63%	11.15%	11.79%	11.24%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	as at
	July 31	July 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2024	2023
Book value per common share
Common equity	$395,338	$351,396
Shares outstanding	25,964,424	25,924,424
Book value per common share	$15.23	$13.55

VersaBank – Q3 2024 MD&A	32

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2024	2023	2024	2023
Return on average total assets
Net income	$9,705	$10,003	$34,232	$29,683
Preferred share dividends	(247)	(247)	(741)	(741)
Adjusted net income	9,458	9,756	33,491	28,942
Annualized adjusted net income	37,626	38,706	44,736	38,695
Average Assets	$4,452,378	$3,855,119	$4,359,023	$3,623,422
Return on average total assets	0.85%	1.00%	1.03%	1.07%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash. securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

VersaBank – Q3 2024 MD&A	33

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2023 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2023.

Controls and Procedures

During the quarter ended July 31, 2024, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

Additional Information

Additional information regarding VersaBank, including its Annual Information Form for the year ended October 31, 2023, is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

VersaBank – Q3 2024 MD&A	34